December 13, 2012

Kevin W. Vaughn

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Waddell & Reed Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 2, 2012

File No. 001-13913

Dear Mr. Vaughn,

Waddell & Reed Financial, Inc. (the “Company”) received the Staff’s comment letter dated November 28, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the fiscal quarter ended September 30, 2012.

We are currently preparing responses to the Staff’s comments; however, we will be unable to complete our responses within 10 business days of receipt of the Staff’s comment letter.  Consequently, we request an extension of time.  We anticipate that we will be able to submit our responses by December 31, 2012.

Thank you for your understanding.  If you have any questions, please contact me at (913) 236-2645.

Sincerely,

/s/ Daniel P. Connealy

Daniel P. Connealy

Senior Vice President and Chief Financial Officer

Waddell & Reed Financial, Inc.